UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 13.7% increase in

January 2017 passenger traffic

Monterrey, Mexico, February 7, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 13.7% in January 2017, as compared to January 2016. Domestic traffic increased 15.6%, and international traffic increased 4.7%.

Of total January traffic, 98.3% was commercial aviation and 1.7% was general aviation.

Total Passengers*
	Jan- 2016	Jan- 2017	Change %
Domestic	1,106,839	1,279,331	15.6
International	226,527	237,238	4.7
OMA Total	1,333,366	1,516,569	13.7
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in all 13 airports in January. The most noteworthy increases were Monterrey (+15.1%; +77,028 passengers), Culiacán (+20.6%; +25,203), Chihuahua (+29.2%; +22,147), and Ciudad Juárez (+20.9%; +15,287). Monterrey traffic increased principally because of higher traffic volumes on the Mexico City and Guadalajara routes. Culiacán traffic increased because of higher volumes on its Tijuana, Guadalajara, Mexicali, and Mexico City routes. Ciudad Juárez and Chihuahua increased traffic principally on their Mexico City routes.

International traffic increased in eleven airports in January. The largest increases were in Mazatlán (+8.4%; +3,179 passengers) principally as a result of growth in Calgary and Winnipeg traffic; Culiacán (+192.9%; +2,230) as a result of growth in Phoenix traffic; and San Luis Potosí (+21.7%; +2,095) as a result of an increase in Houston traffic.

During January, two international routes were opened. Volaris opened the Zihuatanejo-Chicago route and Norwegian Air opened the seasonal Zihuatanejo-Milwaukee route.

The number of flight operations (takeoffs and landings) in January increased 1.6%. The number of domestic operations increased 2.0%, and international operations decreased 0.5%.

Total Passengers*
	Jan-2016	Jan-2017	% Change
Acapulco	67,421	68,874	2.2
Ciudad Juárez	73,281	88,670	21.0
Culiacán	123,302	150,735	22.2
Chihuahua	84,589	106,414	25.8
Durango	28,552	33,344	16.8
Mazatlán	88,434	97,545	10.3
Monterrey	606,797	684,573	12.8
Reynosa	36,313	40,232	10.8
San Luis Potosí	31,790	40,526	27.5
Tampico	52,615	52,976	0.7
Torreón	42,204	51,034	20.9
Zacatecas	25,246	29,096	15.2
Zihuatanejo	72,822	72,550	(0.4)
OMA Total	1,333,366	1,516,569	13.7

Domestic Passengers*
	Jan-2016	Jan-2017	% Change
Acapulco	59,112	59,957	1.4
Ciudad Juárez	73,227	88,514	20.9
Culiacán	122,146	147,349	20.6
Chihuahua	75,889	98,036	29.2
Durango	25,245	28,106	11.3
Mazatlán	50,686	56,618	11.7
Monterrey	510,449	587,477	15.1
Reynosa	36,254	40,122	10.7
San Luis Potosí	22,115	28,756	30.0
Tampico	49,243	49,335	0.2
Torreón	38,182	46,465	21.7
Zacatecas	15,951	18,146	13.8
Zihuatanejo	28,340	30,450	7.4
OMA Total	1,106,839	1,279,331	15.6

International Passengers*
	Jan-2016	Jan-2017	% Change
Acapulco	8,309	8,917	7.3
Ciudad Juárez	54	156	188.9
Culiacán	1,156	3,386	192.9
Chihuahua	8,700	8,378	(3.7)
Durango	3,307	5,238	58.4
Mazatlán	37,748	40,927	8.4
Monterrey	96,348	97,096	0.8
Reynosa	59	110	86.4
San Luis Potosí	9,675	11,770	21.7
Tampico	3,372	3,641	8.0
Torreón	4,022	4,569	13.6
Zacatecas	9,295	10,950	17.8
Zihuatanejo	44,482	42,100	(5.4)
OMA Total	226,527	237,238	4.7
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: February 7, 2017